CHAPMAN AND CUTLER LLP                                 111 WEST MONROE STREET
                                                      CHICAGO, ILLINOIS 60603


                                August 24, 2011


Houghton R. Hallock Jr., Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


         Re:    First Trust Energy Infrastructure Fund (the "Fund")
                         (File Nos. 333-172439; 811-22528)


Dear Mr. Hallock:

       We have received your comments regarding the Registration Statement for the above captioned Fund pursuant to our call on August 13, 2011. This letter serves to respond to your comments. For your convenience, we have structured our response to address each of your comments in the order in which they are presented in the Registration Statement.

                                   PROSPECTUS

1. COVER PAGE

       (A) FOR THE PURPOSES OF DESCRIBING THE INVESTMENT OBJECTIVE ON THE COVER PAGE, PLEASE DELETE THE SECOND SENTENCE.

       Response: As requested, the Investment Objective on the cover page of the prospectus reads as follows:

                 "The Fund's investment objective is to seek a high level of total return with an emphasis on current distributions paid to shareholders."

       (B) PLEASE REVISE THE CURRENT INVESTMENT STRATEGY PARAGRAPH, AS APPROPRIATE, TO CLARIFY THE ENTITIES THAT ARE INCLUDED IN THE DEFINITION OF "ENERGY INFRASTRUCTURE COMPANIES."

       Response: The Investment Strategy paragraph has been modified so as to clarify the entities that are included in the definition of "Energy Infrastructure Companies." As a result of these modifications, the Investment Strategy paragraph will read as follows:

                 "Investment Strategy. The Fund will seek to achieve this objective by investing primarily in securities of companies engaged in the energy infrastructure sector. These companies principally include publicly-traded master limited partnerships and limited liability companies taxed as partnerships ("MLPs"), MLP affiliates, Canadian income trusts and their successor companies (collectively, "Canadian Income Equities"), pipeline companies, utilities, and other companies that derive at least 50% of their revenues from operating or providing services in support of infrastructure assets such as pipelines, power transmission and petroleum and natural gas storage in the petroleum, natural gas and power generation industries (collectively, "Energy Infrastructure Companies"). Under normal market conditions, the Fund will invest at least 80% of its Managed Assets (as defined below) (including assets obtained through leverage) in securities of Energy Infrastructure Companies."

       (C) PLEASE DELETE THE SECOND PARAGRAPH UNDER OF THE INVESTMENT STRATEGY SECTION ON THE FRONT COVER OF THE PROSPECTUS.

       Response: Pursuant to your request, the second paragraph under the Investment Strategy section on the front cover of the prospectus has been deleted.

2. INVESTMENT OBJECTIVE AND POLICIES

       (A) PLEASE CLARIFY THE INVESTMENT OBJECTIVE AND POLICIES SECTION OF THE PROSPECTUS SUMMARY TO STATE THE FUND'S INVESTMENT OBJECTIVE RELATING TO MANAGED ASSETS OTHER THAN MLPS.

       Response: The Investment Objective and Policies section of the prospectus has been revised to add the following sentence to the penultimate paragraph of such section:

                 "The Fund intends to invest the remainder of its assets in other Energy Infrastructure Companies pursuant to its investment objectives and policies."

       (B) PLEASE CLARIFY WHICH INVESTMENT POLICIES AND RESTRICTIONS LISTED IN THE PROSPECTUS AND THE FUND'S STATEMENT OF ADDITIONAL INFORMATION (THE "SAI") ARE CONSIDERED FUNDAMENTAL TO THE FUND.

       Response: The Investment Objective and Policies section of the prospectus summary has been revised to add the following statement after the first paragraph of such section:

                 "The Fund has adopted the following additional non-fundamental investment policies:"

       In addition, pursuant to your request, the SAI has been revised under the "Investment Restrictions" section so as place the list of seven fundamental investment restrictions of the Fund prior to the bullet point list of non-fundamental investment policies. Please also refer to Comment 5 below.

3. SUMMARY OF FUND EXPENSES

            PLEASE DELETE THE FIRST SENTENCE OF FOOTNOTE 5 OF THE TABLE, AS THE FUND ASSUMES THE USE OF LEVERAGE IN THE FORM OF BORROWINGS IN THE LEAD IN PARAGRAPH OF THE TABLE.

       Response: Pursuant to your request, the first sentence of footnote 5 of the table has been deleted.

                      STATEMENT OF ADDITIONAL INFORMATION

4. PLEASE REVISE THE CONCENTRATION POLICY STATEMENT AS SET FORTH IN FUNDAMENTAL POLICY NUMBER 7 WITH REGARD TO THE INDUSTRY CONCENTRATION OF THE FUND.

       Response: Pursuant to your request, the description of the concentration policy referred to in fundamental policy number 7 in the Fund's SAI has been revised as follows:

                 "Concentrate (invest 25% or more of total assets) the Fund's investments in any particular industry, except that the Fund will concentrate its assets in any of the group of industries constituting the energy infrastructure sector."


5. PLEASE CLARIFY THE FUNDAMENTAL AND NON-FUNDAMENTAL INVESTMENT LIMITATIONS OF THE FUND.

       Response: Pursuant to your request, the captions "Fundamental Investment Policies" and "Non-fundamental Investment Policies" have been added prior to each applicable list in the Investment Restrictions section of the SAI. In addition, as set forth in response to comment 2, the list of seven investment fundamental investment restrictions of the Fund has been placed prior to the bullet point list of non-fundamental investment policies.

       If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at (312) 845-3273.

                                         Very truly yours,

                                         CHAPMAN AND CUTLER LLP


                                         By /s/ Walter Draney
                                            -----------------------
                                                Walter Draney


Enclosures